UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                           TITAN GLOBAL HOLDINGS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    88829L107
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 88829L107
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1              NAME OF REPORTING PERSON: Laurus Master Fund, Ltd.
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0337673

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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                        (b) |_|

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3              SEC USE ONLY

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4              CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands

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NUMBER OF       5   SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER: 1,194,600 shares of Common Stock.*
OWNED BY        ----------------------------------------------------------------
EACH            7   SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING       ----------------------------------------------------------------
PERSON          8   SHARED DISPOSITIVE POWER: 1,194,600 shares of Common Stock.*
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,194,600 shares of Common Stock.

--------------------------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES    | |

--------------------------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               2.43%

--------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON
               CO

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----------

      * Based on 49,114,052 shares of common stock, par value $0.001 per share (the "Shares") of Titan Global Holdings, Inc., a Utah corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended November 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held 1,194,600 Shares. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------

CUSIP No. 88829L107
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON: Laurus Capital Management, LLC
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-4150669

--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

--------------------------------------------------------------------------------
NUMBER OF       5   SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER: 1,194,600 shares of Common Stock.*
OWNED BY        ----------------------------------------------------------------
EACH            7   SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING       ----------------------------------------------------------------
PERSON          8   SHARED DISPOSITIVE POWER: 1,194,600 shares of Common Stock.*
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,194,600 shares of Common Stock.

--------------------------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES    | |

--------------------------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               2.43%

--------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON
               OO

--------------------------------------------------------------------------------

----------

      * Based on 49,114,052 shares of common stock, par value $0.001 per share (the "Shares") of Titan Global Holdings, Inc., a Utah corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended November 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held 1,194,600 Shares. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------

CUSIP No. 88829L107
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON: David Grin

--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                        (b) |_|

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3              SEC USE ONLY

--------------------------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel

--------------------------------------------------------------------------------
NUMBER OF       5   SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER: 1,194,600 shares of Common Stock.*
OWNED BY        ----------------------------------------------------------------
EACH            7   SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING       ----------------------------------------------------------------
PERSON          8   SHARED DISPOSITIVE POWER: 1,194,600 shares of Common Stock.*
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,194,600 shares of Common Stock.

--------------------------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES    | |

--------------------------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               2.43%
--------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON
               IN

--------------------------------------------------------------------------------

----------

      * Based on 49,114,052 shares of common stock, par value $0.001 per share (the "Shares") of Titan Global Holdings, Inc., a Utah corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended November 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held 1,194,600 Shares. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

--------------------------------------------------------------------------------

CUSIP No. 88829L107
--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON: Eugene Grin

--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

--------------------------------------------------------------------------------
NUMBER OF       5   SOLE VOTING POWER: 0 shares of Common Stock.*
SHARES          ----------------------------------------------------------------
BENEFICIALLY    6   SHARED VOTING POWER: 1,194,600 shares of Common Stock.*
OWNED BY        ----------------------------------------------------------------
EACH            7   SOLE DISPOSITIVE POWER: 0 shares of Common Stock.*
REPORTING       ----------------------------------------------------------------
PERSON          8   SHARED DISPOSITIVE POWER: 1,194,600 shares of Common Stock.*
--------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,194,600 shares of Common Stock.

--------------------------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES    | |

--------------------------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               2.43%

--------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON
               IN

--------------------------------------------------------------------------------

----------

      * Based on 49,114,052 shares of common stock, par value $0.001 per share (the "Shares") of Titan Global Holdings, Inc., a Utah corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended November 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held 1,194,600 Shares. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

Item 1(a).        Name of Issuer:  TITAN GLOBAL HOLDINGS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  407 International Parkway Suite #403
                  Richardson, TX 75081

Item 2(a).        Name of Person Filing:  Laurus Master Fund, Ltd.

                           This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd. Information related to each of Laurus Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).        Address of Principal  Business  Office or if none,  Residence:
                  c/o Laurus Capital Management, LLC, 825 Third Avenue, 14th Floor, New York, NY 10022

Item 2(c).        Citizenship:  Cayman Islands

Item 2(d).        Title of Class of Securities:  Common Stock

Item 2(e).        CUSIP Number:  88829L107

Item 3.           Not Applicable

Item 4.           Ownership:

      (a) Amount Beneficially Owned: 1,194,600 shares of Common Stock*

      (b) Percent of Class: 2.43%*

      (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

            (ii) shared power to vote or to direct the vote: 1,194,600 shares of Common Stock*

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

            iv)   shared power to dispose or to direct the disposition of:
                  1,194,600 shares of Common Stock*

Item 5.           Ownership of Five Percent or Less of a Class:
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:  Not applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable

Item 8.           Identification and Classification of Members of the Group:
                  Not applicable

Item 9.           Notice of Dissolution of Group:  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------

      * Based on 49,114,052 shares of common stock, par value $0.001 per share (the "Shares") of Titan Global Holdings, Inc., a Utah corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended November 30, 2006. As of December 31, 2006, Laurus Master Fund, Ltd. (the "Fund") held 1,194,600 Shares. The Fund is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by the Fund reported in this Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 14, 2007
                                           -------------
                                           Date


                                           /s/ David Grin
                                           --------------
                                           David Grin
                                           Director

APPENDIX A

A.                         Name: Laurus Capital Management, LLC, a Delaware
                           limited liability company
   Business                825 Third Avenue, 14th Floor
   Address:                New York, New York 10022
   Place of Organization:  Delaware

B. Name: David Grin Business 825 Third Avenue, 14th Floor Address: New York, New York 10022

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC
   Citizenship:            United States

C. Name: Eugene Grin Business 825 Third Avenue, 14th Floor Address: New York, New York 10022

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC
   Citizenship:            Israel

Each of Laurus Capital Management, LLC, David Grin and Eugene Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


Laurus Capital Management, LLC


/s/ David Grin
-----------------------
    David Grin
    Principal
    February 14, 2007


/s/ David Grin
-----------------------
    David Grin, on his individual behalf
    February 14, 2007


/s/ Eugene Grin
-----------------------
    Eugene Grin, on his individual behalf
    February 14, 2007